SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549


                              FORM 6-K


                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 OR 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934

                   For the month of November 1998

                        --------------------

                     THE DIALOG CORPORATION PLC
       (exact name of registrant as specified in its charter)
                        --------------------

                     THE COMMUNICATIONS BUILDING
                         48 LEICESTER SQUARE
                      LONDON WC2H 7DB, ENGLAND
              (Address of Principal Executive Offices)

                        ---------------------


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                    FORM 20-F |X|            FORM 40-F|_|

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                     YES  |_|                NO  |X|



                     THE DIALOG CORPORATION PLC

                              Form 6-K

                          TABLE OF CONTENTS

Part I                                                              Page
------                                                              ----

1.    Item 1 Financial statements

      Consolidated Balance Sheets
            at September 30, 1998 (unaudited) and
            December 31,1997                                           4

      Consolidated Profit and Loss Accounts
            for the three months ended September 30, 1998
            and 1997 (unaudited)                                       5

      Consolidated Statement of Total Recognized Gains
            and Losses for the three months ended
            September 30, 1998 and 1997 (unaudited)                    6

      Consolidated Profit and Loss Accounts
            for the nine months ended September 30, 1998
            and 1997 (unaudited)                                       7

      Consolidated Statement of Total Recognized Gains
            and Losses for the nine months ended
            September 30, 1998 and 1997 (unaudited)                    8

      Consolidated Cash Flow Statements for
            the nine months ended September 30, 1998
            and 1997 (unaudited)                                       9

Part II

      1.    Management's Discussion and Analysis of Financial
            Condition and Results of Operations                       11

Part III

      1.    Legal Proceedings                                         20



                            INTRODUCTION

      The Dialog Corporation plc (the "Registrant") is filing its financial results for the third quarter ended September 30, 1998 with the Securities and Exchange Commission on Form 6-K pursuant to the Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934. The documents contained in this Report of Foreign Private Issuer on Form 6-K include: (i) the Registrant's unaudited financial statements for the third quarter ended September 30, 1998; (ii) "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and (iii) "Legal Proceedings."




Part I

1.    FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 1998


                         THE DIALOG CORPORATION PLC
                        CONSOLIDATED BALANCE SHEETS


                                           September 30,    December 31,
                                               1998            1997
                                            (unaudited)     (unaudited)
                                            (pound)'000     (pound)'000

FIXED ASSETS
Intangible assets                              22,473           21,624
Tangible assets                                15,332           19,354
Investments                                    14,146           18,374
                                            ---------        ---------
                                               51,951           59,352
                                            ---------        ---------

CURRENT ASSETS
Stocks                                            212              232
Debtors                                        44,530           43,820
Cash at bank and in hand                        7,512           13,722
Assets held for resale                          7,118            7,384
                                            ---------        ---------
                                               59,372           65,158

CREDITORS (amounts falling due
    within one year)                          (45,249)         (45,201)
                                            ---------        ---------

NET CURRENT ASSETS                             14,123           19,957
                                            ---------        ---------

TOTAL ASSETS LESS CURRENT LIABILITIES          66,074           79,309

CREDITORS (amounts falling due after
    more than one year)                      (144,269)        (162,681)

Provisions for liabilities and charges         (3,149)          (7,583)
                                            ---------        ---------
                                              (81,344)         (90,955)
                                            =========        =========

CAPITAL AND RESERVES
Called up share capital                         1,507            1,502
Share premium account                         150,928          150,341
Profit and loss account                      (234,628)        (243,524)
                                            ---------        ---------
Ordinary shareholders' funds                  (82,193)         (91,681)

Minority interest                                 849              726
                                            ---------        ---------

Total shareholders' funds                     (81,344)         (90,955)
                                            =========        =========




                                    THE DIALOG CORPORATION PLC
                              CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                        Business                         Business
                                       performance                      performance
                                         before                            after
                                       exceptional     Exceptional      exceptional
                                      restructuring   restructuring    restructuring      Three months
                                         items            items            items             ended
                                      ----------------------------------------------       September 30,
                                      |   Three months ended September 30, 1998    |           1997
                                      |                 (unaudited)                |       (unaudited)
                                      ----------------------------------------------      -------------
                                       (pound)000      (pound)000        (pound)000         (pound)000


Turnover                                  42,435               -            42,435             7,373

Cost of sales                            (18,444)              -           (18,444)           (2,244)
                                         --------         -------          --------           -------
Gross profit                              23,991               -            23,991             5,129

Distribution costs                        (5,922)              -            (5,922)           (2,294)

Administrative expenses                   (9,786)         (1,619)          (11,405)           (2,649)

Amortization of development costs         (1,554)              -            (1,554)             (799)
                                          -------         -------          --------           -------
Operating profit/(loss)                    6,729          (1,619)            5,110              (613)

Exceptional gain - gain on sale
of fixed asset investments/business           26               -                26                26

Net interest (payable)/receivable         (4,149)              -            (4,149)               21
                                          -------         -------          --------           -------
Profit/(loss) on ordinary
activities before taxation                 2,606          (1,619)              987              (566)

Taxation on profit/(loss) on
ordinary activities                         (136)              -              (136)              286
                                          -------         -------          --------           -------
Profit/(loss) on ordinary
activities after taxation                  2,470          (1,619)              851              (280)

Minority equity interests                    (18)              -               (18)              (10)
                                          -------         -------          --------           -------
Retained profit/(loss)                     2,452          (1,619)              833              (290)
                                          =======         =======          ========           =======

Earnings/(loss) per share (pence)            1.6                               0.6              (0.3)

Earnings/(loss) per share
excluding exceptional gain (pence)           1.8                               0.7              (0.7)

Shares used in computing
earnings/(loss) per share
(thousands)                              150,606                           150,606            94,370





                          THE DIALOG CORPORATION PLC
          CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES


                                   Three months ended    Three months ended
                                   September 30, 1998    September 30, 1997
                                       (unaudited)           (unaudited)
                                        (pound)000           (pound)000


Retained profit/(loss)
for the period                              833                   (290)

Consolidated translation
differences on foreign
currency net investments                  1,291                    361
                                     ------------            ------------
Total recognized gains and
losses for the period                     2,124                     71
                                     ============            ============





                                THE DIALOG CORPORATION PLC
                           CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                        Business                         Business
                                       performance                      performance
                                          before                            after
                                        exceptional     Exceptional      exceptional
                                       restructuring   restructuring    restructuring      Nine months
                                          items            items           items             ended
                                       ---------------------------------------------       September30,
                                       |  Nine months ended September 30, 1998     |           1997
                                       |                (unaudited)                |        (unaudited)
                                       ---------------------------------------------       ------------
                                       (pound)000      (pound)000        (pound)000         (pound)000

Turnover                                 131,187             -             131,187            21,411

Cost of sales                            (56,706)            -             (56,706)           (6,792)
                                         --------       -------             -------           -------
Gross profit                              74,481             -              74,481            14,619

Distribution costs                       (16,628)          147             (16,481)           (6,903)

Administrative expenses                  (31,824)       (1,545)            (33,369)           (7,874)

Amortization of development costs         (5,994)            -              (5,994)           (2,159)
                                         --------       -------             -------           -------
Operating profit/(loss)                   20,035        (1,398)             18,637            (2,317)

Exceptional gain - gain on sale
of fixed asset investments/business        2,069             -               2,069             3,614

Net interest (payable)/receivable        (12,730)            -             (12,730)              125
                                         --------       -------            --------           -------
Profit/(loss) on ordinary
activities before taxation                 9,374        (1,398)              7,976             1,422

Taxation on profit/(loss) on
ordinary activities                         (898)            -                (898)             (893)
                                         --------       -------            --------           -------
Profit/(loss) on ordinary
activities after taxation                  8,476        (1,398)              7,078               529

Minority equity interests                   (145)            -                (145)              (23)
                                         --------       -------            --------           -------
Retained profit/(loss)                     8,331        (1,398)              6,933               506
                                         ========       =======            ========           =======

Earnings/(loss) per share (pence)            5.5                               4.6               0.5

Earnings/(loss) per share
excluding exceptional gain (pence)           4.3                               3.4              (2.5)

Shares used in computing
earnings/(loss) per share
(thousands)                              150,418                           150,418            94,370




                         THE DIALOG CORPORATION PLC
            CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES


                                    Nine months ended     Nine months ended
                                    September 30, 1998    September 30, 1997
                                        (unaudited)           (unaudited)
                                         (pound)000           (pound)000


Retained profit/(loss)                      6,933                 506
for the period

Consolidated translation
differences on foreign
currency net investments                   1,963                 336
                                       ------------          ------------
Total recognized gains and
losses for the period                      8,896                 842
                                       ============          ============





                         THE DIALOG CORPORATION PLC
                     CONSOLIDATED CASH FLOW STATEMENTS


                                            Nine months      Nine months
                                               ended           ended
                                             September       September
                                              30, 1998        30, 1997
                                            (unaudited)     (unaudited)
                                            (pound)'000     (pound)'000

NET CASH INFLOW FROM OPERATING
  ACTIVITIES                                    15,646             373
                                              --------        --------

RETURNS ON INVESTMENTS AND SERVICING
  OF FINANCE
Dividends paid to minority shareholders
  in subsidiary undertaking                         --             (17)
Interest received                                  308             300
Interest paid on bank loans and
  overdrafts                                    (9,072)             (1)
Interest paid on finance leases                    (39)            (98)
                                              --------        --------
                                                (8,803)            184
                                              --------        --------

TAXATION PAID                                      (32)            (54)
                                              --------        --------

CAPITAL EXPENDITURE
Payments to develop intangible assets           (9,165)         (1,822)
Payments to acquire tangible fixed
  assets                                        (2,405)         (1,581)
Receipts from sales of tangible
  fixed assets                                      31             161
                                              --------        --------
                                               (11,539)         (3,242)
                                              --------        --------

ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertaking                  --          (1,319)
Net cash acquired with subsidiary
  undertakings                                      --             690
Purchase of share in joint venture              (1,086)           (368)
Expenses in connection with purchase
  of subsidiary undertakings                      (472)           (203)
Proceeds from sale of investments                7,122              --
                                              --------        --------
                                                 5,564          (1,200)
                                              --------        --------
CASH INFLOW/(OUTFLOW) BEFORE THE USE
  OF LIQUID RESOURCES AND FINANCING                836          (3,939)
                                              --------        --------

MANAGEMENT OF LIQUID RESOURCES
Net receipts from sales of investments
  with original maturity date of less
   than one year                                   620           6,000
                                              --------        --------

FINANCING
Net proceeds on issue  of Ordinary
  share capital                                    458             585
Repayment of loans                              (6,907)             --
Repayment of capital element of
  finance leases                                  (321)         (1,195)
                                              --------        --------
                                                (6,770)           (610)
                                              --------        --------

(DECREASE)/INCREASE IN CASH                     (5,314)          1,451
                                              ========        ========

RECONCILIATION OF NET CASH FLOW TO
  MOVEMENT IN NET (DEBT)/FUNDS

(Decrease)/increase in cash in the
   period                                       (5,314)          1,451
Cash used to decrease lease financing              321           1,195
Cash used to repay loans                         6,907              --
Increase in liquid resources and cash
  deposits with original maturity
  date of less than one year                      (620)         (6,000)
                                              --------        --------

Change in net debt from cash flows               1,294          (3,354)
Other non-cash changes                            (709)             --
New finance leases                                  --            (107)
Effect of foreign exchange rate changes          5,307             (34)
                                              --------        --------

Movement in net (debt)/funds in period           5,892          (3,495)
Net (debt)/funds at beginning of period       (145,904)          5,888
                                              --------        --------
Net (debt)/funds at end of period             (140,012)          2,393
                                              ========        ========


These results are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year ended December 31, 1997 have been reported on by the Company's auditors, Price Waterhouse (now PricewaterhouseCoopers), and delivered to the Registrar of Companies. The audit report was not qualified and neither did it contain any statements under Section 237 (2) or (3) of the Companies Act 1985. The unaudited results for the nine months ended September 30, 1998 have been prepared in accordance with the accounting policies stated in the 1997 Annual Report and Accounts.



Part II

2.          MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS
            OF THE COMPANY

            The following discussion contains forward-looking statements based on assumptions and estimates that are subject to significant uncertainty and contingency. The Company's consolidated group's (the "Group") operating results could differ substantially. The Company disclaims any obligation to update these forward-looking statements for subsequent events or circumstances.

            The following discussion relates to the historical consolidated results of operations and financial condition of the Company and should be read in conjunction with the Consolidated Financial Statements of the Company included elsewhere in this Form 6-K. The Company's Consolidated Financial Statements have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. The most significant differences between U.S. GAAP and U.K. GAAP as they relate to the Company (which primarily relate to the treatment of purchased goodwill, the timing of the recognition of subscription revenue and the treatment of product development costs) are described in Note 30 to the Consolidated Financial Statements of the Company for the year ended December 31, 1997. Except as noted below, all information and discussion for the Company relates to the financial statements prepared in accordance with U.K. GAAP. There are significant accounting differences in the treatment of the Company's acquisition of Knight-Ridder Information, Inc. and Knight-Ridder Information AG (collectively, "KRII"). Under U.K. GAAP, all of the goodwill and other intangible assets associated with the acquisition were written off upon completion of the acquisition. Under U.S. GAAP, these assets will be amortized over their ensuing life of three to 40 years.

            The operating results for KRII have been included from the date of acquisition, November 14, 1997, only. Accordingly, period comparisons may not be meaningful. In any event, M.A.I.D's historical operating results are not indicative of the nature of the Company's business and operating results subsequent to the acquisition. A detailed discussion of the operating results of KRII prior to the acquisition are set forth in the Company's Form F-4, dated February 20, 1998, on file with the Securities and Exchange Commission.

SUMMARY

            Group sales of (pound)42.4 million in the three months ended September 30, 1998, which includes (pound)35.0 million of revenues generated by companies acquired, reflected an overall increase of 475% over the three months ended September 30, 1997. Group sales of (pound)131.2 million in the nine months ended September 30, 1998, which includes (pound)109.9 million of revenues generated by companies acquired, reflected an overall increase of 513% over the nine months ended September 30, 1997.

            The online information market is influenced by rapidly changing technology, changes in customer needs and frequent introductions of new or enhanced products and services. Accordingly, the Company believes that its future success will depend to a great extent upon its ability to meet these changes by enhancing its products and services, increasing its market presence and the market's awareness of the Company's brand names and developing and introducing new products and services on a timely basis. The Company intends to finance these activities through cash generated from its operations and through borrowings under its Senior Credit Facilities. See the "Liquidity and Capital Resources" section.

            The Company's reported revenues and results from operations are subject to material changes in exchange rates. The principal foreign currencies to which the operations are currently exposed is the U.S. Dollar and the Swiss Franc.

RESULTS OF OPERATIONS

THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1997

TURNOVER. Turnover of (pound)42.4 million in the three months ended September 30, 1998 reflected an overall increase of (pound)35.0 million when compared to the same period in 1997. Turnover of (pound)131.2 million in the nine months ended September 30, 1998 reflected an overall increase of (pound)109.8 million when compared to the same period in 1997.

            The mix of revenues has already been impacted by the addition of the KRII revenue stream with effect from November 14, 1997. Usage revenues, subscription revenues and other income amounted to 91%, 5% and 4% respectively of total revenues during the three months ended September 30, 1998; this compares with 37%, 46% and 17% respectively during the three months ended September 30, 1997. Usage revenues, subscription revenues and other income amounted to 92%, 4% and 4% respectively of total revenues during the nine months ended September 30, 1998; this compares with 39%, 49% and 13% respectively during the nine months ended September 30, 1997. The KRII revenue stream is predominately usage-based, which means that for future periods the Group's revenue mix will continue to be weighted towards usage.

            As a result of the acquisition, the Group has approximately 20,000 corporate customers. The Company's key strategy is to promote its enlarged content offering with differing pricing alternatives to provide greater value to each customer and consequently earn greater average revenue per customer. This should have the effect of increasing usage revenues as a percentage of total revenues for future years. The consequence of this will be to reduce the Group's gross margin, as usage revenues incur a smaller margin than subscription revenues which have negligible associated costs.

            Other revenues in the three months ended September 30, 1998 amounted to (pound)1.9 million compared to (pound)1.3 million in the three months ended September 30, 1997. Other revenues in the nine months ended September 30, 1998 amounted to (pound)4.8 million compared to (pound)2.8 million in the nine months ended September 30, 1997. In the three months and nine months ended September 30, 1998, other revenues were principally generated from the following: 1) fees arising from the operation of Trade UK, the U.K. Department of Trade and Industry's online export sales lead service; 2) guaranteed minimum royalties from Fourth Communications Network, Inc. ("4th Network") relating to the provision of high-speed Internet access in hotel rooms, following the Company's transfer of related technology to 4th Network; 3) fees arising from a five year contract to provide an Electronic News Cutting Service to The British Broadcasting Corporation; and 4) the acquisition of Muscat Ltd which added predominantly royalty-related sales. These revenues are derived from a strong customer base and typically have a very high gross margin. Other revenues in the three months and nine months ended September 30, 1997 principally related to fees arising from the alliance agreement with CompuServe, for whom an Internet-based business information service was designed during 1996, which continued to generate revenues throughout the following year.

            Under U.K. GAAP, subscription revenues are recognized when contractually due and invoiced and the Company provides in full for the cost of related service obligations. Under U.S. GAAP, subscriptions are recognized rateably over the subscription term which is usually twelve months. No adjustment is required under U.S. GAAP for the "modular pricing" subscriptions since these subscriptions are recognized rateably over the subscription term.

GEOGRAPHICAL ANALYSIS OF TURNOVER. Turnover from overseas operations outside the United Kingdom increased by 705% from (pound)4.4 million in the three months ended September 30, 1997 to (pound)35.8 million in the three months ended September 30, 1998. Overseas revenues represented 84% of total revenues for the third quarter of 1998, compared with 60% for the third quarter of 1997. Turnover from overseas operations outside the United Kingdom increased by 735% from (pound)13.2 million in the nine months ended September 30, 1997 to (pound)110.3 million in the nine months ended September 30, 1998. Overseas revenues represented 84% of total revenues for the nine months to September 30, 1998, compared with 62% for the same period in 1997.

            The increase in revenues from overseas operations is mainly attributable to North America, where revenues increased by 903% in the third quarter of 1998 compared to the same period in 1997, and increased by 939% in the nine months to September 30, 1998 compared to the same period in 1997. This resulted from the acquisition of KRII, whose North American revenues constituted approximately 49% of total Group revenues during the third quarter of 1998, and approximately 51% during the nine months to September 30, 1998.

            The Company expects revenues from overseas operations to increase as a percentage of total turnover in the future. As a result of the acquisition of KRII, the Group is the largest online general reference service in the U.S., the largest archival service in Europe and provides the largest English-language service in Japan (source: Simba Information, Inc.).

COST OF SALES. Costs of sales increased by 722% from (pound)2.2 million in the three months ended September 30, 1997 to (pound)18.4 million in the three months ended September 30, 1998 and represented 30% and 43% of total turnover respectively. Costs of sales increased by 735% from (pound)6.8 million in the nine months ended September 30, 1997 to (pound)56.7 million in the nine months ended September 30, 1998 and represented 32% and 43% of total turnover respectively. Cost of sales consists primarily of royalties paid by the Group to content publishers whose information is downloaded by a user through the Group's service, telecommunications charges and computer processing costs, and, to a lesser degree, annual fixed fees paid to some content providers irrespective of the level of usage of that provider's information.

            Subscription revenues have minimal cost of sales associated with them. In contrast, the Group pays a significant percentage of usage revenues to the content publishers. The gross margin decreased from 70% in the three months ended September 30, 1997 to 57% in the three months ended September 30, 1998. The gross margin decreased from 68% in the nine months ended September 30, 1997 to 57% in the nine months ended September 30, 1998. These decreases are due to the greater weight towards usage-based revenues following the acquisition of KRII.

OPERATING COSTS (EXCLUDING AMORTIZATION OF DEVELOPMENT COSTS AND RESTRUCTURING COSTS). One of the benefits to be derived from the Company's acquisition of KRII was the opportunity to make significant savings in the operating costs of the combined businesses. By reducing the scale of duplicated functions and by aligning product offerings, management anticipated an annualized reduction in operating costs of (pound)21 million in the first full year. Following extensive pre-acquisition planning, management effected a 24% reduction in the workforce on November 21, 1997, one week after the date of acquisition. Furthermore, throughout the acquisition process both companies experienced a higher than average natural attrition of staff, which both companies accepted more readily as the probability of a successful acquisition increased. As a result, the combined operating costs of the two businesses was reduced by approximately 29% during the three months ended September 30, 1998 when compared to the three months ended September 30, 1997. The combined operating costs of the two businesses was similarly reduced, by approximately 31%, during the nine months ended September 30, 1998 when compared to the nine months ended September 30, 1997. Management estimates that when compared to the combined cost base of M.A.I.D and KRII before the acquisition process, the Group's cost base was $47 million lower, on an annualized basis, from the start of 1998.

DISTRIBUTION COSTS (EXCLUDING RESTRUCTURING COSTS). Distribution costs consist of salaries and commissions paid to sales staff and account managers, travel and entertainment and similar expenses incurred by sales personnel, and marketing expenses, including advertisements, marketing literature and trade shows. Due to the acquisition of KRII, distribution costs increased from (pound)2.3 million for the three months ended September 30, 1997 to (pound)5.9 million for the three months ended September 30, 1998. Due to the same reason, distribution costs increased from (pound)6.9 million for the nine months ended September 30, 1997 to (pound)16.6 million for the nine months ended September 30, 1998. The Group has approximately 470 sales personnel and is currently represented in 37 countries.

ADMINISTRATIVE EXPENSES. Administrative expenses for the continuing business (before restructuring costs), increased from (pound)2.6 million in the three months ended September 30, 1997 to (pound)9.8 million in the three months ended September 30, 1998. Administrative expenses for the continuing business (before restructuring costs), increased from (pound)7.9 million in the nine months ended September 30, 1997 to (pound)31.8 million in the nine months ended September 30, 1998. Administrative expenses consist of all facilities costs (including the Group's main offices in London; Mountain View and Palo Alto, California; Cary, North Carolina and Berne, Switzerland, which house the Group's management, sales, administrative and editorial staff, and the Group's data centers); remuneration for all employees other than persons directly involved in selling or account management; and operating expenses for the Company's data centers (other than telecommunication and processing charges included in cost of sales as described above).

            The integration of KRII and M.A.I.D involved a reduction in workforce and the termination of 16 out of a total 57 office leases, the cost of which was fully provided for as a restructuring cost in 1997. Such reduction in staff levels and facilities has led to significant savings in administrative expenses.

AMORTIZATION OF PRODUCT DEVELOPMENT COSTS (EXCLUDING RESTRUCTURING COSTS). The amortization of capitalized product development costs for the Group increased from (pound)0.8 million in the three months ended September 30, 1997 to (pound)1.6 million in the three months ended September 30, 1998. The amortization of capitalized product development costs for the Group increased from (pound)2.2 million in the nine months ended September 30, 1997 to (pound)6.0 million in the nine months ended September 30, 1998. The increases reflect a charge for the capitalized costs relating to Profound LiveWire and Profound Intranets, both made available for commercial release during September 1997, and development costs associated with the KRII business following the acquisition in November 1997. All product development costs are amortized over 36 months with effect from the date of commercial release in accordance with the Company's stated accounting policy.

OPERATING PROFIT. The Company's operations resulted in an operating profit of (pound)5.1 million, including an exceptional restructuring charge associated with the relocation of the Company's U.S. Headquarters totaling approximately (pound)1.6 million, for the three months ended September 30, 1998 as compared with an operating loss of (pound)0.6 million for the three months ended September 30, 1997. The Company's operations resulted in an operating profit of (pound)18.6 million, including a net exceptional restructuring charge totaling approximately (pound)1.4 million associated with the integration of KRII and the relocation of the Company's US Headquarters, for the nine months ended September 30, 1998 as compared with an operating loss of (pound)2.3 million for the nine months ended September 30, 1997. The (pound)1.4 million exceptional restructuring charge for the nine months ended September 30, 1998 includes a (pound)1.0 million credit resulting from the release in the second quarter of 1998 of certain restructuring provisions established at December 31, 1997.

EXCEPTIONAL GAIN. There was no movement in exceptional gains during the third quarters of 1998 and 1997.

            The exceptional gain totaling (pound)2.0 million recognized in the nine months ended September 30, 1998 related to the sale of the Company's investments in NewsEDGE, Inc. and Easynet plc in May 1998. The exceptional gain totaling (pound)3.6 million recognized in the nine months ended September 30, 1997 included (pound)3.5 million relating to the transfer of M.A.I.D's "Internet in Hotel" technology and distribution contracts to 4th Network, and (pound)0.1 million relating to the net gain on the reassignment of M.A.I.D's Japanese agency.

INTEREST INCOME AND INTEREST EXPENSE. Net interest payable increased to (pound)4.2 million in the three months ended September 30, 1998 as compared to net interest receivable of (pound)0.1 million in the three months ended September 30, 1997. Net interest payable increased to (pound)12.7 million in the nine months ended September 30, 1998 as compared to net interest receivable of (pound)0.1 million in the nine months ended September 30, 1997. These increases reflect the costs of servicing the debt finance incurred to fund the acquisition of KRII.

            In order to finance the acquisition, the Company raised a total of $272.5 million ((pound)159.6 million) of debt, together with a revolving credit facility of $25.0 million ((pound)14.7 million) which remained undrawn on acquisition through to the end of the third quarter of 1998. The Company has since drawn down $16.0 million ((pound)9.4 million) as at the date of this report. The debt raised includes a $92.5 million ((pound)54.2 million) senior secured facility, upon which interest is calculated at the rate of 2.25 percentage points over U.S. LIBOR. In May 1998, the Company used the proceeds arising on the disposal of its investments in NewsEDGE, Inc. and Easynet plc to repay $11.5 million ((pound)6.7 million) of senior secured debt. In November 1998, the Company made a scheduled repayment of principal amounting to $4.4 million ((pound)2.6 million), thereby leaving $256.6 million outstanding as at the date of this report.

            The balance of $180.0 million ((pound)105.4 million) relates to the subordinated loan notes, which are traded on the London Stock Exchange, and carry a fixed interest rate of 11%.

TAXATION. The Group's tax charge for the three months and nine months ended September 30, 1997 and 1998 related mainly to tax arising on the profitable performance of its foreign sales subsidiaries as well as capital gains taxes arising on the exceptional items. At December 31, 1997, the Group had total net operating tax losses carried forward of approximately (pound)13.9 million in the U.K. and $6.4 million ((pound)3.7 million) in the U.S.

            The acquisition of KRII resulted in goodwill of (pound)209 million. Although this amount has been written off to reserves in accordance with U.K. GAAP, U.S. tax treatment allows a tax deduction to be taken for goodwill over a 15-year period. As the acquisition was made through The Dialog Corporation Inc., a wholly-owned U.S. Subsidiary, it is anticipated that the Company will benefit from such tax amortization over the next 15 years, as it is envisaged that the Company's U.S. operations will be profitable in future years.

LIQUIDITY AND CAPITAL RESOURCES

            The Company has historically funded its operations through issuances of capital stock, capital equipment leases and cash generated from operations. The Group had cash at bank and in hand of approximately (pound)7.5 million and (pound)13.7 million at September 30, 1998 and December 31, 1997 respectively.

            The Group's operating activities generated net cash of (pound)15.7 million and (pound)0.4 million during the nine months ended September 30, 1998 and 1997 respectively. The cash generated in the nine months ended September 30, 1998 of (pound)15.7 million resulted from a positive operating profit before depreciation and amortization. The Group's working capital balances have increased significantly due to the acquisition of KRII.

            The Group incurred net capital expenditure of (pound)11.6 million and (pound)3.4 million during the nine months ended September 30, 1998 and 1997, respectively. The increase in capital expenditure largely arises due to the acquisition of KRII.

            Under U.K. GAAP, for the presentation of cash flow statements, cash is defined as cash in hand and deposits repayable on demand. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed.

            The net cash outflows from financing activities amounted to (pound)6.8 million during the nine months ended September 30, 1998. This outflow arises from the senior debt repaid during the second quarter ahead of plan. The net cash outflows from financing activities amounted to (pound)0.6 million during the nine months ended September 30, 1997. On November 14, 1997, the Company acquired KRII for a net consideration of (pound)261.3 million. The purchase consideration and certain related expenses were financed by means of a private placement of shares, a senior credit facility and an issue of senior subordinated notes which raised net proceeds, after the deduction of certain expenses, of (pound)110.7 million, (pound)52.8 million and (pound)102.8 million respectively.

            As a result of this acquisition, the Company now has substantial indebtedness. At September 30, 1998, the Group had cash at bank and in hand of approximately (pound)7.5 million, (pound)14.6 million available for borrowing under a revolving credit facility and total indebtedness of approximately (pound)147.1 million. The Group has subsequently drawn down $16.0 million ((pound)9.4 million) since the end of the third quarter of 1998. The Group's future liquidity needs are expected to be the service costs associated with this indebtedness, expenses related to the reorganization of the enlarged group, future working capital needs and the funding of capital expenditure and investments.

            In particular, the principal and interest payments under the senior credit facility and the senior subordinated notes represent significant liquidity requirements for the Company. The Company is required to make principal payments totaling (pound)55.2 million over the five year life of the senior credit facility. On June 12, 1998, the Company repaid (pound)6.9 million in advance of the first scheduled repayment. On November 13, 1998, the Company made its first scheduled repayment of $4.4 million ((pound)2.6 million).

            The Group's capital expenditure requirements are primarily for computer equipment for the Group's data centers and other operations, related software, leasehold improvement and office equipment. For 1998, the Group estimates that its total capital expenditure requirements will range between (pound)8.6 million and (pound)10.1 million. In addition, the Group has committed to pay its proportionate share of the development costs for World Reporter, along with Dow Jones Information Publishing, Inc. and FT business Enterprises Ltd. through to 2001 (approximately (pound)2.2 million at September 30, 1998). The Company paid (pound)1.8 million in October 1998 as the final installment for the purchase price and other obligations relating to the acquisition of CARL Corporation and The Uncover Company. In connection with equity investments made by KRII, the Group has made available lines of credit totaling $3.5 million ((pound)2.1 million) to Frost & Sullivan and Teltech Resource Network Corporation. To date, there have been no borrowings under these lines. In addition, under the terms of a joint venture agreement with Frost & Sullivan, the Company is committed to provide monthly funding of $200,000 ((pound)120,000) for a further period of nine months from September 30, 1998.

            The Group's principal source of cash to fund its liquidity needs will be net cash from operating activities and borrowing under its revolving credit facility. The Company believes that these sources will be adequate to meet its anticipated future requirements for working capital, capital expenditure, reorganization expenses and scheduled payments of principal and interest on its existing indebtedness for the foreseeable future.

INVESTMENTS. Following the acquisition of KRII, the Group had (pound)14.1 million of investments as at September 30, 1998. These include strategic investments in non-quoted companies including Frost & Sullivan, a leading market research Company, a joint venture with Frost & Sullivan, and Teltech Resources, a redistributor of DIALOG content. The Company also has a non-quoted investment in 4th Network. The Group disposed of its quoted investments in Easynet Group plc and NewsEDGE Corporation in May 1998 for net proceeds, after associated expenses, of (pound)7.2 million. This resulted in an aggregate book profit on disposal of (pound)2.0 million.

ASSETS HELD FOR RESALE. Included within current assets in the Group's balance sheet is the estimated value of non-core businesses comprising CARL library system and Uncover document delivery. These companies were acquired with the KRII business but identified by management as not being core to the enlarged Group's strategy or the provision of professional online information. After considerable evaluation, the companies were put up for sale at the end of February 1998. The balance sheet value of these companies reflects management's most recent estimate of anticipated disposal proceeds, less a provision for anticipated disposal costs. To the extent that a different disposal price is achieved, such difference arising will be taken directly to reserves. In accordance with U.K. GAAP, the results of the non-core businesses for the period beginning November 14, 1997 have been excluded from the consolidated profit and loss account. It is anticipated that the net proceeds arising on disposal, if completed, will be used to accelerate the repayment of the Company's senior debt.



PART III

3.    LEGAL PROCEEDINGS

      The Company and its subsidiaries are parties to legal proceedings that are considered to be ordinary routine litigation incidental to their business and not material to the Group's consolidated financial position.

      Save as set out below, no companies in the Group are involved in any legal or arbitration proceedings which may have or many have had, during the 12 months immediately preceding the date of this document, a significant material adverse effect on the financial position of the Group nor (so far as the Company is aware) are such proceedings pending or threatened by or against any company in the Group.

      On October 22, 1997, Knight-Ridder Information, now trading as The Dialog Corporation, and certain of its subsidiaries were named as defendants in a class action lawsuit filed in the United States District Court for the Northern District Court for the Northern District of California. The plaintiffs allege copyright infringement in connection with the delivery of copies of full-text articles through its UnCover business. The Plaintiffs seek certain equitable relief including a preliminary and permanent injunction against Knight-Ridder Information in connection with such document delivery activities, as well as restitution, statutory damages and unspecified actual damages. The court recently issued a ruling finding that, unless expressly granted to the publishers, authors retain the copyright to an individual work within a collective work. The court also is currently considering defendants' motion to deny class certification. Management intends to defend this matter vigorously in the event that an acceptable settlement cannot be reached. However, due to the early state of the proceeding, management is unable to assess the impact that the resolution of the lawsuit will have on the Company's combined financial position or combined results of operations.

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: December 4, 1998                    THE DIALOG CORPORATION PLC



                                          By: /s/ David G. Mattey
                                             -----------------------
                                                David G. Mattey
                                                Finance Director